Exhibit 99.2

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

15 November 2013

CEO’s Address

Prima Biomed Ltd. 2013 AGM

Matthew Lehman

I would like to say thank you to our shareholders for your continued support of Prima and for your attendance today at our 2013 AGM. As our Chairman mentioned, despite the setback we have experienced this year, we are in a fundamentally sound position within an exciting and emerging field of cancer immunotherapy.

Within this exciting and emerging field, the so-called ‘cancer vaccines’ have had some setbacks in recent times and – as Dr. Drew Pardoll from John’s Hopkins points out – though the stock of cancer vaccines is very low right now, it is expected that they will come roaring back.

This year has seen enthusiasm building for cancer immunotherapy. It has been predicted that the field of cancer immunotherapy will grow to a US$ 35 billion market within just the next ten years – a market that will include checkpoint agents, cancer vaccines, and cell therapies that will fundamentally change the way cancer is treated.

CVac: Ovarian Cancer Commercial Opportunity

As you will know, we reported top-line data of our phase 2 CAN-003 trial in mid-September. The most compelling signal we learned from that trial was the responsiveness of the ovarian cancer patients in second remission. Although based on a relatively small group of 20 patients, CVac conferred a median progression-free survival increase of about 50%.

Looking at this second remission ovarian cancer patient population in more detail, we see that approximately 80 to 85%of ovarian cancer patients will undergo second line therapy. Based on data in the so-called major markets of the U.S., Japan, and the five largest European countries, we estimate an addressable market of about 25,000 patients per year. Of course, this does not include a number of key markets – not least of which include such places as Australia and Israel.

Understanding CVac’s target place in the ovarian cancer treatment paradigm, we are focusing on those patients that underwent successful first-line treatment but then experienced a recurrence – or “progressive disease.” We will be testing CVac after second line chemotherapy, which may or may not be preceded by a second surgery. The signal we saw in the CAN-003 protocol indicated a median progression free interval for CVac treated patients of 7.7 months versus 5.14 months for those not treated with CVac. As we move forward in development, our goal is to not just increase the progression free time, but ultimately increase the overall survival for these patients.

As I have mentioned in the past, and as many will know, ovarian cancer represents a significant unmet medical need with no major breakthroughs for treatment in years. As such, the commercial opportunity for products that may treat ovarian cancer is quite substantial. Just last year, as a comparator, Merck licensed a product from Endocyte based primarily on solid phase 2 proof of concept data in the “platinum resistant” ovarian cancer patient population - a niche of the ovarian cancer patients smaller than what we are evaluating in our CVac program. That deal was signed for US$120 million in upfront cash, with $880 million in potential development milestones and undisclosed double-digit royalties on sales.

CVac clinical pathway in ovarian cancer

Looking again at the clinical data in second remission ovarian cancer from the CAN-003 trial, I would like to point out that not only was there an increase in median PFS of 50%, but it is clear that the best responding patients stayed in remission for an extended period of time. In the cancer immunotherapy field, this is known as the “long tail” and is a phenomenon we see with both Provenge and Yervoy – the two approved cancer immunotherapies on the market.

We are encouraged to see this type of response profile and believe it is indicative of the potential for CVac to increase median survival time for ovarian cancer patients.

Confirming what we at Prima learned from the CAN-003 trial:

•	First, of course, we see this strong clinical signal in the second remission patients.

•	Second, we see positive mucin 1 –specific immune responses in CVac treated patients. This means that CVac patients have generally higher activity of the “killer” T cells that are so important for controlling cancer.

•	And third, based not just on our own data, but based on correspondence with regulators including the FDA and based on the endpoints used for approved cancer immunotherapies, we have chosen Overall Survival (OS) as the primary endpoint to measure clinical benefit in our trials.

As such, we have made some substantial amendments to our CAN-004 protocol – the CANVAS trial. We will not recruit additional patients in first remission onto the trial. Those patients who are already enrolled on the trial will continue according to the protocol.

We are opening a new patient group for analysis. We will enroll 210 patients in second remission. The patients will be randomized 50-50 to either be treated with CVac or be assigned to a control group for observation. Again, we will look at Overall Survival as the primary endpoint along with a number of secondary endpoints such as annual survival rates, immune monitoring, and progression-free survival. The goal of this modified CAN-004 trial is to establish a robust proof of concept for CVac in this patient population.

CVac in resected pancreatic cancer

As we have announced, because of the change in endpoint to overall survival, we have decided not to move forward with our exploratory colorectal and triple negative breast cancer programs. Given the longer timelines to evaluate overall survival outcomes in these patient groups, we believe it is the best use of our resources to focus on the ovarian program and on our pilot trial in pancreatic cancer. We see a significant opportunity to benefit those pancreatic cancer patients who are able to have successful surgical resection. As you may know, pancreatic cancer tends to be a very aggressive and very deadly disease. About 20% of patients are considered appropriate for surgical resection and about 80-95% of them benefit from resection. We believe that this group represents an opportunity for CVac to have a good effect. The addressable market for this population is about 17,000 per year in the major markets.

The CAN-301 trial will enroll 40 patients in an open label single-arm pilot trial. We will be looking at overall survival, immune response, side effects, and other endpoints on this program. Our goal with this pilot trial is to add value to the CVac franchise by expanding the potential market size, to make an informed go/no-go decision on continued development, and to help inform the design of future trials.

CVac development objectives

Looking at our core objectives, we have three priority trials. First, the CAN-003 trial continues and we will be monitoring patients for overall survival outcomes. We look to this data to validate our ongoing strategy with the amended CAN-004 protocol. The CAN-004 trial – in the second remission patient group – is our highest priority. This trial is intended to give us clear proof of concept or “POC.” This is a vital step in development that opens multiple avenues for us such as “fast-track” or “breakthrough” regulatory options and negotiating favorable corporate partnerships. The CAN-301 pancreatic pilot trial will give us a good basis for making an informed go/no-go decision in that disease.

Reviewing our clinical data catalysts in more detail, you will see that there are a large number of reportable data events coming out over the next few years. These are indicative timings, pending regulatory review timelines and actual events that occur on the studies. But we will have significant news flow on a regular basis and valuable information to see how CVac is progressing on a regular basis.

Strong fundamentals & an exciting outlook

In addition to our dedicated team here at Prima, we are grateful to have the support and guidance from some world-class collaborators and advisors. Our German manufacturing development partners at the Fraunhofer Institute; the institution where CVac originated in Melbourne – the Burnet Institute; and, as we recently announced, our licensing partner Neopharm in Israel; Professor Ian Frazer, who chairs our scientific advisory board; Dr. Jonathon Berek, the chair of our clinical advisory board; and Dr. Holbrook Kohrt, also based at Stanford University, as out senior clinical advisor. These institutions and individuals are an important part of the foundation here at Prima.

In light of the updated clinical and operational plans, there are also significant updates to our budget and cash flow forecasts. To highlight a few key changes, we will have more than a 50% decrease in our clinical costs with the updated protocols, a savings of about $1.5 million per year in manufacturing costs, and we continue to manage and reduce our corporate overhead, continuing a trend over the past two years of decreasing G&A expenses.

Building from our fundamental strengths, we are excited about the future of Prima BioMed. We have a world-class team with significant experience in the field, and a great network of outside collaborators and advisors. We finished last quarter, ended September 30th, with a bit more than $31 million in cash. Our estimated cash reach is now well over two years from now. There are a number of important data catalysts coming during this time in 2014, 2105, and 2016. The investments we have made in our technology development have put us in a leadership position in the emerging field of cancer immunotherapy. And with our internal business development team, we are consistently evaluating value accretive business development transactions.

Again, I thank you, our shareholders for your ongoing support of our mission here at Prima BioMed. I look forward to an exciting year ahead and I look forward to keeping in touch with you as we share our progress and report what we hope to be some very exciting results for patients as well as our investors.